October 29, 1996

Walden Residential Properties, Inc.
One Lincoln Centre
5400 LBJ Freeway
Suite 400, LB 45
Dallas, Texas 75240

Dear Sirs:

At your request, we have read the description included in your Form 10-Q to the Securities and Exchange Commission for the quarter ended September 30, 1996, of the facts relating to the capitalization of carpeting replaced after initial rehabilitation of properties acquired. Because such change is a change in estimate affected by a change in accounting principle, we understand that this change is being applied prospectively commencing with the quarter of the change. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Walden Residential Properties, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 1995. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Walden Residential
Properties, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 1995.

Yours truly,

/s/ Deloitte & Touche LLP
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DELOITTE & TOUCHE LLP